Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-262283

Prospectus Supplement No. 5

(To Prospectus dated May 2, 2022)

Cipher Mining Inc.

This prospectus supplement updates, amends and supplements the prospectus dated May 2, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-262283). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 15, 2022, which is set forth below.

This prospectus supplement is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock and warrants are listed on the Nasdaq Global Select Market (the “Nasdaq”) under the symbols “CIFR” and “CIFRW,” respectively. On September 20, 2022, the closing price of our common stock was $1.47 and the closing price for our warrants was $0.20.

Investing in our securities involves risks. See the section entitled “Risk Factors” beginning on page 12 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 21, 2022

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of the earliest event reported): September 13, 2022

CIPHER MINING INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-39625	85-1614529
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1 Vanderbilt Avenue

Floor 54, Suite C

New York, New York 10017

(Address of Principal Executive Offices) (Zip Code)

(332) 262 2300

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $.001 per share	CIFR	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per whole share	CIFRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On September 13, 2022, the Compensation Committee (the “Committee”) of the Board of Directors of Cipher Mining Inc. (the “Company”) approved a special retention grant of restricted stock units in respect of the Company’s common stock, par value $.001 per share (the “Special Retention RSUs”), pursuant to the Company’s 2021 Incentive Award Plan (the “Incentive Plan”) to certain of the longest tenured employees of the Company, including each of our executive officers. The Special Retention RSUs are intended to serve as a strong incentive to retain our dedicated management team during a period of extreme market volatility both in the cryptocurrency industry and in the global capital markets more generally and further align the compensation of our management team with the interests of our stockholders. Tyler Page received a grant of 500,000 Special Retention RSUs, and Edward Farrell, Patrick Kelly and William Iwaschuk each received a grant of 1,100,000 Special Retention RSUs.

The Special Retention RSUs will vest in equal installments on each of September 13, 2023, September 13, 2024 and September 13, 2025, subject to the executive officer’s continuous service on the applicable vesting date; provided, that if the executive officer’s employment is terminated by the Company without “cause”, by the executive officer for “good reason” or due to his death or “disability” (as such terms are defined in the respective executive officer’s employment agreement with the Company), all unvested Special Retention RSUs will vest in full. In addition, in the event of a “change in control” (as defined in the Incentive Plan), subject to the executive officer’s continuous service to the Company through such change in control, the Special Retention RSUs will remain outstanding and unvested, provided that the Special Incentive RSUs will vest immediately prior to the change in control if they are not assumed, substituted or continued in connection with the change in control and will vest upon the executive officer’s termination of service following the change in control for any reason other than for “cause” or due to voluntary resignation without “good reason”.

The preceding summary of the terms of the Special Retention RSUs is qualified in its entirety by reference to the award agreements governing the Special Retention RSUs, the form of which is attached as Exhibit 10.1, as though such agreements were fully set forth herein.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits:

Exhibit Number	Description

10.1	Form of Cipher Mining Inc. Executive Officer Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement (Double-Trigger) under Incentive Award Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CIPHER MINING INC.

By:	/s/ Tyler Page
Name:	Tyler Page
Title:	Chief Executive Officer

Date: September 13, 2022

Exhibit 10.1

Executive Officer Double-Trigger RSU Agreement

CIPHER MINING INC.

2021 INCENTIVE AWARD PLAN

RESTRICTED STOCK UNIT GRANT NOTICE

Capitalized terms not specifically defined in this Restricted Stock Unit Grant Notice (the “Grant Notice”) have the meanings given to them in the 2021 Incentive Award Plan (as amended from time to time, the “Plan”) of Cipher Mining Inc. (the “Company”).

The Company has granted to the participant listed below (“Participant”) the Restricted Stock Units described in this Grant Notice (the “RSUs”), subject to the terms and conditions of the Plan and the Restricted Stock Unit Agreement attached as Exhibit A (the “Agreement”), both of which are incorporated into this Grant Notice by reference.

Participant:	[•]

Grant Date:	[•]

Number of RSUs:	[•]

Vesting Commencement Date:	Grant Date

Vesting Schedule:

[•] of the RSUs will vest on each of [•], subject to Participant’s continuous status as a Service Provider through the applicable [•]; provided, that if Participant’s Termination of Service is by the Company without Cause, by Participant for Good Reason (as defined in that certain Employment Agreement, effective as of May 11, 2021, between Participant and the Company, as amended from time to time) or due to Participant’s death or Disability, all unvested RSUs shall immediately vest as of such Termination of Service.

In the event of a Change in Control, subject to the Participant’s continuous status as a Service Provider through such Change in Control, the RSUs that are outstanding and unvested as of immediately prior to the Change in Control (after giving effect to any action by the Administrator pursuant to Section 8.2 of the Incentive Plan and the immediately following sentence) shall remain outstanding and unvested immediately thereafter; provided, however, that, immediately upon Participant’s Termination of Service, other than (x) for Cause or (y) a voluntary resignation of Participant without Good Reason, all unvested RSUs shall immediately vest as of such Termination of Service. Notwithstanding the foregoing, in the event of a Change in Control, subject to Participant’s continuous status as a Service Provider through such Change in Control, unless provision is made in connection with such Change in Control for assumption or continuation of the RSUs or substitution of the RSUs for new awards covering shares of a successor corporation or its “parent corporation” (as defined in Section 424(e) of the Code) or “subsidiary corporation” (as defined in Section 424(f) of the Code) with appropriate adjustments by the Administrator pursuant to Section 8.2 of the Incentive Plan that the Administrator determines will preserve the material terms and conditions of the RSUs as in effect immediately prior to the Change in Control (including, without limitation, with respect to the vesting schedule, the intrinsic value of the RSUs and transferability of the Shares), immediately upon the occurrence of a Change in Control, all RSUs shall vest upon the Change in Control.

By Participant’s signature below, Participant agrees to be bound by the terms of this Grant Notice, the Plan and the Agreement. Participant has reviewed the Plan, this Grant Notice and the Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Grant Notice and fully understands all provisions of the Plan, this Grant Notice and the Agreement. Participant hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions arising under the Plan, this Grant Notice or the Agreement.

CIPHER MINING INC.	PARTICIPANT

By:
Name:	[•]
Title:

2

RESTRICTED STOCK UNIT AGREEMENT

Capitalized terms not specifically defined in this Agreement have the meanings specified in the Grant Notice or, if not defined in the Grant Notice, in the Plan.

ARTICLE I.

GENERAL

1.1 Award of RSUs and Dividend Equivalents.

(a) The Company has granted the RSUs to Participant effective as of the grant date set forth in the Grant Notice (the “Grant Date”). Each RSU represents the right to receive one Share or, at the option of the Company, an amount of cash, in either case, as set forth in this Agreement. Participant will have no right to the distribution of any Shares or payment of any cash until the time (if ever) the RSUs have vested.

(b) The Company hereby grants to Participant, with respect to each RSU, a Dividend Equivalent for ordinary cash dividends paid to substantially all holders of outstanding Shares with a record date after the Grant Date and prior to the date the applicable RSU is settled, forfeited or otherwise expires. Each Dividend Equivalent entitles Participant to receive the equivalent value of any such ordinary cash dividends paid on a single Share. The Company will establish a separate Dividend Equivalent bookkeeping account (a “Dividend Equivalent Account”) for each Dividend Equivalent and credit the Dividend Equivalent Account (without interest) on the applicable dividend payment date with the amount of any such cash paid.

1.2 Incorporation of Terms of Plan. The RSUs are subject to the terms and conditions set forth in this Agreement and the Plan, which is incorporated herein by reference. In the event of any inconsistency between the Plan and this Agreement, the terms of the Plan will control.

1.3 Unsecured Promise. The RSUs and Dividend Equivalents will at all times prior to settlement represent an unsecured Company obligation payable only from the Company’s general assets.

ARTICLE II.

VESTING; FORFEITURE AND SETTLEMENT

2.1 Vesting; Forfeiture. The RSUs will vest according to the vesting schedule in the Grant Notice except that any fraction of an RSU that would otherwise be vested will be accumulated and will vest only when a whole RSU has accumulated. In the event of Participant’s Termination of Service for any reason, all unvested RSUs will immediately and automatically be cancelled and forfeited, except as otherwise determined by the Administrator or provided in a binding written agreement between Participant and the Company. Dividend Equivalents (including any Dividend Equivalent Account balance) will vest or be forfeited, as applicable, upon the vesting or forfeiture of the RSU with respect to which the Dividend Equivalent (including the Dividend Equivalent Account) relates.

2.2 Settlement.

(a) RSUs and Dividend Equivalents (including any Dividend Equivalent Account balance) will be paid in Shares or cash at the Company’s option as soon as administratively practicable after the vesting of the applicable RSU, but in no event more than sixty (60) days after the applicable vesting date; provided, that if any “market standoff” or similar limitations apply at the time that any Shares would be issued in accordance with the foregoing, then the Company may, in the Administrator’s discretion, instead make the issuance as soon as practicable following the lifting of such limitations, but in no event later than March 15th of the year following the year in which the vesting of the applicable RSU occurs. Notwithstanding the foregoing, the Company may delay any payment under this Agreement that the Company reasonably determines would violate Applicable Law until the earliest date the Company reasonably determines the making of the payment will not cause such a violation (in accordance with Treasury Regulation Section 1.409A-2(b)(7)(ii)), provided the Company reasonably believes the delay will not result in the imposition of excise taxes under Section 409A.

(b) If an RSU is paid in cash, the amount of cash paid with respect to the RSU will equal the Fair Market Value of a Share on the day immediately preceding the payment date. If a Dividend Equivalent is paid in Shares, the number of Shares paid with respect to the Dividend Equivalent will equal the quotient, rounded down to the nearest whole Share, of the Dividend Equivalent Account balance divided by the Fair Market Value of a Share on the day immediately preceding the payment date.

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ARTICLE III.

TAXATION AND TAX WITHHOLDING

3.1 Representation. Participant represents to the Company that Participant has reviewed with Participant’s own tax advisors the tax consequences of this Award and the transactions contemplated by the Grant Notice and this Agreement. Participant is relying solely on such advisors and not on any statements or representations of the Company or any of its agents.

3.2 Tax Withholding.

(a) The Company has the right and option, but not the obligation, to treat Participant’s failure to provide timely payment in accordance with the Plan of any withholding tax arising in connection with the RSUs or Dividend Equivalents as Participant’s election to satisfy all or any portion of the withholding tax by requesting the Company retain Shares otherwise issuable under the Award.

(b) Participant acknowledges that Participant is ultimately liable and responsible for all taxes owed in connection with the RSUs and the Dividend Equivalents, regardless of any action the Company or any Subsidiary takes with respect to any tax withholding obligations that arise in connection with the RSUs or Dividend Equivalents. Neither the Company nor any Subsidiary makes any representation or undertaking regarding the treatment of any tax withholding in connection with the awarding, vesting or payment of the RSUs or the Dividend Equivalents or the subsequent sale of Shares. The Company and the Subsidiaries do not commit and are under no obligation to structure the RSUs or Dividend Equivalents to reduce or eliminate Participant’s tax liability.

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ARTICLE IV.

OTHER PROVISIONS

4.1 Adjustments. Participant acknowledges that the RSUs, the Shares subject to the RSUs and the Dividend Equivalents are subject to adjustment, modification and termination in certain events as provided in this Agreement and the Plan.

4.2 Notices. Any notice to be given under the terms of this Agreement to the Company must be in writing and addressed to the Company in care of the Company’s Secretary at the Company’s principal office or the Secretary’s then-current email address or facsimile number. Any notice to be given under the terms of this Agreement to Participant must be in writing and addressed to Participant at Participant’s last known mailing address, email address or facsimile number in the Company’s personnel files. By a notice given pursuant to this Section, either party may designate a different address for notices to be given to that party. Any notice will be deemed duly given when actually received, when sent by email, when sent by certified mail (return receipt requested) and deposited with postage prepaid in a post office or branch post office regularly maintained by the United States Postal Service, when delivered by a nationally recognized express shipping company or upon receipt of a facsimile transmission confirmation.

4.3 Titles. Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.

4.4 Conformity to Securities Laws. Participant acknowledges that the Plan, the Grant Notice and this Agreement are intended to conform to the extent necessary with all Applicable Laws and, to the extent Applicable Laws permit, will be deemed amended as necessary to conform to Applicable Laws.

4.5 Successors and Assigns. The Company may assign any of its rights under this Agreement to single or multiple assignees, and this Agreement will inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer set forth in the Plan, this Agreement will be binding upon and inure to the benefit of the heirs, legatees, legal representatives, successors and assigns of the parties hereto.

4.6 Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan or this Agreement, if Participant is subject to Section 16 of the Exchange Act, the Plan, the Grant Notice, this Agreement, the RSUs and the Dividend Equivalents will be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3) that are requirements for the application of such exemptive rule. To the extent Applicable Laws permit, this Agreement will be deemed amended as necessary to conform to such applicable exemptive rule.

4.7 Entire Agreement. The Plan, the Grant Notice and this Agreement (including any exhibit hereto) constitute the entire agreement of the parties and supersede in their entirety all prior undertakings and agreements of the Company and Participant with respect to the subject matter hereof.

4.8 Agreement Severable. In the event that any provision of the Grant Notice or this Agreement is held illegal or invalid, the provision will be severable from, and the illegality or invalidity of the provision will not be construed to have any effect on, the remaining provisions of the Grant Notice or this Agreement.

4.9 Limitation on Participant’s Rights. Participation in the Plan confers no rights or interests other than as herein provided. This Agreement creates only a contractual obligation on the part of the Company as to amounts payable and may not be construed as creating a trust. Neither the Plan nor any underlying program, in and of itself, has any assets. Participant will have only the rights of a general unsecured creditor of the Company with respect to amounts credited and benefits payable, if any, with respect to the RSUs and Dividend Equivalents, and rights no greater than the right to receive cash or the Shares as a general unsecured creditor with respect to the RSUs and Dividend Equivalents, as and when settled pursuant to the terms of this Agreement.

4.10 Not a Contract of Employment. Nothing in the Plan, the Grant Notice or this Agreement confers upon Participant any right to continue in the employ or service of the Company or any Subsidiary or interferes with or restricts in any way the rights of the Company and its Subsidiaries, which rights are hereby expressly reserved, to discharge or terminate the services of Participant at any time for any reason whatsoever, with or without Cause, except to the extent expressly provided otherwise in a written agreement between the Company or a Subsidiary and Participant.

4.11 Counterparts. The Grant Notice may be executed in one or more counterparts, including by way of any electronic signature, subject to Applicable Law, each of which will be deemed an original and all of which together will constitute one instrument.

* * * * *

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